Filed Pursuant to Rule 433

Registration Statement No. 333-232933

August 7, 2019

Final Term Sheet

Global Payments Inc.

$1,000,000,000 2.650% Senior Notes Due 2025

$1,250,000,000 3.200% Senior Notes Due 2029

$750,000,000 4.150% Senior Notes Due 2049

Issuer:	Global Payments Inc.

Format:	SEC Registered

Trade Date:	August 7, 2019

Settlement Date (T+5):	August 14, 2019

Special Mandatory Redemption:

Concurrently with the initial issuance of the Notes, the Issuer will enter into an escrow agreement with U.S. Bank National Association, the trustee for the Notes, which will act as escrow agent (the “escrow agent”), pursuant to which the Issuer will deposit, or cause to be deposited, into an account under the control of the escrow agent the net proceeds from the initial issuance of the Notes (together with any other property from time to time held in the escrow account, the “escrow property”). As long as the escrow property is deposited with the escrow agent, it will be invested by the escrow agent at the Issuer’s instruction in U.S. Treasury securities and certain other permitted investments as directed by the Issuer. In order to cause the escrow agent to release the escrow property to the Issuer, on or prior to November 27, 2020 (the “outside date”), the Issuer must deliver an officer’s certificate to the escrow agent certifying that the merger (as defined in the preliminary prospectus supplement) will be consummated simultaneously or substantially concurrently with the release of funds from the escrow account (the “escrow release condition”). If the escrow release condition is fulfilled prior to 11:59 p.m. (New York City time) on the outside date, the escrow agent will release the escrow property (including investment earnings) to or at the order of the Issuer.

If (i) the escrow release condition has not been fulfilled prior to 11:59 p.m. (New York City time) on the outside date or (ii) the Issuer delivers a termination notice to the escrow agent prior to 11:59 p.m. (New York City time) on the outside date indicating that (a) the Issuer will not pursue the consummation of the merger or (b) the Issuer has determined in its sole discretion that the escrow release condition cannot or is not reasonably likely to be satisfied by 11:59 p.m. (New York City time) on the outside date (any event described in clauses (i) or (ii) of this sentence, a “special mandatory redemption event”), (x) the trustee shall send a notice of special mandatory redemption on behalf of the Issuer to the holders of the Notes on the Business Day after the occurrence of the special mandatory redemption event and (y) the Issuer will be required to redeem the Notes on the date that is three Business Days following the occurrence of the special mandatory redemption event (the “special mandatory redemption date”) at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date (the “special mandatory redemption price”). On or before the Business Day immediately prior to the special mandatory redemption date, the escrow agent shall release the escrow property (including investment earnings) to the trustee, without the requirement of notice to or action by the Issuer, the trustee or any other person, and, on or prior to the special mandatory redemption date, the Issuer will provide to the trustee any additional amounts necessary to fund the redemption of the Notes at the special mandatory redemption price. On the special mandatory redemption date, the trustee shall cause the redemption of the Notes and the payment to the holders of the special mandatory redemption price.

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Passive Book-Runners:	Capital One Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Senior Co-Manager:	Fifth Third Securities, Inc.

Co-Managers:

BMO Capital Markets Corp.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Synovus Securities, Inc.

Citizens Capital Markets, Inc.

Terms Applicable to

2.650% Senior Notes due 2025

Principal Amount:	$1,000,000,000

Maturity Date:	February 15, 2025

Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2020

Benchmark Treasury:	1.750% UST due July 31, 2024

Benchmark Treasury Price / Yield:	101-05+ / 1.505%

Spread to Benchmark Treasury:	T+115 bps

Yield to Maturity:	2.655%

Coupon:	2.650%

Price to Public:	99.975% of the principal amount

Optional Redemption:

At any time prior to January 15, 2025, make-whole call as set forth in the preliminary prospectus supplement (T+20 bps).

At any time on or after January 15, 2025, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

Net Proceeds (before expenses):	$993,750,000

CUSIP / ISIN:	37940X AA0 / US37940XAA00

Terms Applicable to

3.200% Senior Notes due 2029

Principal Amount:	$1,250,000,000

Maturity Date:	August 15, 2029

Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2020

Benchmark Treasury:	2.375% UST due May 15, 2029

Benchmark Treasury Price / Yield:	106-05+ / 1.687%

Spread to Benchmark Treasury:	T+155 bps

Yield to Maturity:	3.237%

Coupon:	3.200%

Price to Public:	99.686% of the principal amount

Optional Redemption:

At any time prior to May 15, 2029 make-whole call as set forth in the preliminary prospectus supplement (T+25 bps).

At any time on or after May 15, 2029, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

Net Proceeds (before expenses):	$1,237,950,000

CUSIP / ISIN:	37940X AB8 / US37940XAB82

Terms Applicable to

4.150% Senior Notes due 2049

Principal Amount:	$750,000,000

Maturity Date:	August 15, 2049

Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2020

Benchmark Treasury:	3.000% UST due February 15, 2049

Benchmark Treasury Price / Yield:	116-30+ / 2.215%

Spread to Benchmark Treasury:	T+195 bps

Yield to Maturity:	4.165%

Coupon:	4.150%

Price to Public:	99.744% of the principal amount

Optional Redemption:

At any time prior to February 15, 2049, make-whole call as set forth in the preliminary prospectus supplement (T+30 bps).

At any time on or after February 15, 2049, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

Net Proceeds (before expenses):	$741,517,500

CUSIP / ISIN:	37940X AC6 / US37940XAC65

The Issuer has filed a Registration Statement (including a prospectus) (File No. 333-232933) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov or by contacting the Issuer at (770) 829-8487. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, N.C. 28255-0001, Attn: Prospectus Department (email: dg.prospectus_requests@baml.com; telephone number: 1-800-294-1322); or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor (telephone number: (212) 834-4533). You are advised to obtain a copy of the prospectus and related prospectus supplement and to carefully review the information contained or incorporated by reference therein before making any investment decision.